Exhibit 99.1

CPKC places follow-on order for approximately 20 MW of Ballard fuel cell engines for North American locomotives

VANCOUVER, BC, Dec. 5, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the signing of a new Long Term Supply Agreement ("LTSA") with Canadian Pacific Kansas City ("CPKC") (TSX: CP) (NYSE: CP), including the initial supply of 98 fuel cell engines for use in the North American freight rail market. Each engine has a nameplate of 200 kW, totaling approximately 20 megawatts (MW) of fuel cell power. Deliveries of all 98 engines are expected in 2025.

The LTSA builds on an existing partnership between Ballard and CPKC, which started in 2021, and has included delivery of approximately 10 MW of fuel cell engines to date and the successful integration of Ballard fuel cell engines into hydrogen-powered locomotives for regular switching and freight service applications in Alberta, Canada. The fuel cell engines purchased from Ballard will support the expansion of CPKC's hydrogen locomotive program.

"We are thrilled with the opportunity to further develop our strategic relationship with CPKC to decarbonize not only their locomotive fleet but also participate in the electrification of freight rail across North America," said Randy MacEwen, President and CEO of Ballard Power. "This order represents a step forward in CPKC's decarbonization vision and confidence in hydrogen fuel cells as a potential long-term replacement of diesel engines, providing the environmental benefits along with long range, fast refueling, heavy payloads, and cold weather operation."

Prototype diesel freight locomotives retrofitted with hydrogen fuel cells, hydrogen storage and battery packs have undergone various testing at CPKC since 2022. CPKC currently has three hydrogen locomotives in operation.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Further Information, Ballard Power Systems: Sumit Kundu - Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 05-DEC-24